UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Candidates nominated by the controlling shareholder for the Board of Directors

—

Rio de Janeiro, February 28, 2023 – Petróleo Brasileiro S.A. - Petrobras informs that it has received an official letter from the Ministry of Mines and Energy (MME) containing the list of candidates who will compose the slate of the Federal Government, in the capacity of controlling shareholder, to the eight seats on the Board of Directors (BoD), whose elections will take place at the next General Shareholders' Meeting of Petrobras.

The controlling shareholder nominated the following candidates:

Candidate	Position
Pietro Adamo Sampaio Mendes	Chairman
Jean Paul Terra Prates	BoD member and Petrobras CEO
Carlos Eduardo Turchetto Santos	BoD member
Vitor Eduardo de Almeida Saback	BoD member
Eugênio Tiago Chagas Cordeiro e Teixeira	BoD member
Wagner Granja Victer	BoD member
Sergio Machado Rezende	BoD member
Suzana Kahn Ribeiro	BoD member

These nominations will be submitted to the Company's internal governance procedures, observing the Policy for Nominating Senior Management Members, for the analysis of legal and management and integrity requirements and subsequent manifestation by the People Committee, pursuant to article 21, paragraph 4, of Decree 8945/2016, amended by Decree 11048/2022.

Below are the resumes of the nominated candidates.

Pietro Adamo Sampaio Mendes. Mr. Pietro Adamo Sampaio Mendes is a career civil servant at the National Petroleum, Natural Gas and Biofuels Agency (ANP), specialist in Regulation of Petroleum, Natural Gas and Biofuels of special class III, assigned to the Ministry of Mines and Energy with more than 16 years of experience in the oil, natural gas and biofuels sector. He holds a bachelor's degree and a degree in Chemistry from the Fluminense Federal University (UFF), a degree in Law from the Federal University of the State of Rio de Janeiro (UNIRIO), an executive postgraduate degree in Oil and Gas from COPPE-UFRJ, an MBA in Strategic and Economic Management of Business from Fundação Getúlio Vargas (FGV), PhD in Technology of Chemical and Biochemical Processes (CAPES Concept 6) from the Federal University of Rio de Janeiro (UFRJ) and post-doctorate at the Beddie School of Business (Simon Fraser University), in Canada. At the Ministry of Mines and Energy (MME), he serves as Secretary of Petroleum, Natural Gas and Biofuels, responsible for the Secretariat of Petroleum, Natural Gas and Biofuels, with the attribution of developing and coordinating public policies in the oil, natural gas and biofuels sector. At the Empresa de Planejamento e Logística S.A. (EPL) and Infra S.A. he was Advisor to the Presidency between June 2022 and February 2023, responsible for coordinating the process of incorporation of EPL by VALEC for the creation of Infra S.A., acting on the documents necessary for the corporate act, people management, definition of the strategic planning and plan of business. Between February 2022 and June 2022, he served at the Ministry of Mines and Energy (MME) as Deputy Secretary for Petroleum, Natural Gas and Biofuels, replacing the Secretary in his impediments, acting in the monitoring of fuel supply, in particular, of diesel, coordinating the Secretariat's expenses and coordinating the RenovaBio Committee and the Fuel of the Future Program. Still at MME, he was Director of the Biofuels Department between November 2020 and February 2022, coordinating the Fuel of the Future Program, the RenovaBio Committee and the Working Group for the insertion of biofuels in the Diesel cycle. At ANP he was Advisor to the Board between May 2018 and November 2020, having acted representing the Agency in public hearings in the National Congress, in interministerial working groups and in national and international events. Between October 2017 and May 2018, he was Deputy Superintendent of Biofuels and Product Quality, responsible for conducting the first stage of RenovaBio's regulation related to RenovaCalc and the certification of producers and for leading a mission to the United States on the LCFS and RFS.

Jean Paul Terra Prates. Mr. Jean Paul Terra Prates is 54 years old, a lawyer, graduated from the Universidade do Estado do Rio de Janeiro (UERJ), Master in Economics and Management of Oil, Gas and Engines from the French Petroleum Institute (IFP School) and Master in Energy Policy and Environmental Management from the University of Pennsylvania. He was a member of the legal counsel of Petrobras Internacional S.A. - Braspetro, editor of the Revista Oil & Gas Journal Latinoamericana and Executive Director of Expetro Consultoria em Recursos Naturais Ltda., the largest national oil consultancy during the 1990s and 2000s, when he coordinated projects of several public and private companies, national and international, trade union and sector entities, and advised governments, regulatory agencies and parliamentarians in all areas of the energy sector. As Secretary of State for Energy of the Government of Rio Grande do Norte, he led the state to energy self-sufficiency and national leadership in wind generation, in addition to consolidating a refinery and gas and biomass thermoelectric plants in the State and building bases for energy projects offshore solar and wind. As Senator of the Republic for Rio Grande do Norte between 2019 and 2023, among other relevant positions, he was a member of the college of leaders, and Leader in the Senate and in the National Congress. He was President of the Parliamentary Front of Natural Resources and Energy and of the Parliamentary Group Brazil – Arab Countries. He was a member of several committees of the Federal Senate, such as the Economic Affairs Committee, the Services and Infrastructure Committee and the Science and Technology Committee. Jean Paul Prates was also the author of important legal frameworks involving energy transition and sustainable practices, such as the law that regulates carbon capture and storage activities and the offshore energy law. In addition, he acted as rapporteur for the Marco Legal das Ferrovias, the new laws on the production of biogas in landfills and the new law on sustainable urban mobility.

Carlos Eduardo Turchetto Santos. Mr. Carlos Eduardo Turchetto Santos is an entrepreneur in the agribusiness sector, specializing in business administration. In 2012, at the age of 32, he was promoted to CEO of Companhia Mineira de Açúcar e Álcool, which at the time operated with a single newly opened agro-industrial unit. Over the past 10 years under his leadership, the group has developed and is now among the largest biofuel producers in the country. As CEO, Companhia Mineira de Açúcar e Álcool has been standing out and winning important awards in the sugar-energy sector, including: Brazil Protection Award with the case “Prevention and Control of Rural Fires” (2022), Social MasterCana Trophy in the Occupational Health category (2022), 19th Prêmio Visão Agro in the People Management and Sustainability categories by the popular jury (2022), 17th Edition of the Prêmio Visão Agro in the Financial and Commercial Management category (2019), 16th Edition of the Prêmio Visão Agro in the Financial Management category (2018). He was part of several business missions promoted by Brazilian companies, in Germany and Colombia. In the United States of America, in addition to the business mission, he also studied Strategic Decision Making at Purdue University, always representing the sector and companies in the sugar-energy sector. Among his experiences, CEO at CMAA – Companhia Mineira de Açúcar e Álcool, with extensive experience in the sugar and alcohol sector, business administration and financial management and sustainability, Vice-President Treasurer of SINDAÇÚCAR-MG – Union of the Sugar Industry in the State from Minas Gerais, Member of the Risk Management Committee, Member of the Board of JF Citrus and Member of the Deliberative Council of SIAMIG – Union of the Alcohol Manufacturing Industry in the state of Minas Gerais. He holds a degree in Business Administration from FAAP – Fundação Armando Álvares Penteado in São Paulo and is proficient in English at the International School in London.

Vitor Eduardo de Almeida Saback. Mr. Vitor Eduardo de Almeida Saback is director, with a mandate until July 15, 2024, of the National Water and Basic Sanitation Agency - ANA. He was a Federal Public Servant of the Public Ministry of the Union, in the position of Public Management Analyst. Member of Boards of Directors, between 2018 and 2020, of state-owned companies and subsidiaries. Formulator and executor of strategies for the approval of legislative matters for the public sector in the Legislative Houses (Chamber of Deputies and Federal Senate), working in the Office of the Attorney General of the Republic (2011/2015), in the Secretariat of Institutional Relations of the Presidency of Republic (2015/2016), at the Government Secretariat of the Presidency of the Republic (2016/2018) and at the Ministry of Economy (2019/2020). He received a Motion of Praise from the Legislative Chamber of the Federal District, for his work in social causes in the DF. International lecturer on sustainability, water and basic sanitation. He is a business administrator from the University of Brasília – UNB, specialist in Finance and Capital Markets from the Getúlio Vargas Foundation – FGV, Bachelor of Laws from the Unified Education Center of Brasília – UniCEUB and studying for a Master’s degree in economics from the Brazilian Institute of Education, Development and Research , IDP. Since December 2020, he has served as Director at the National Agency for Water and Basic Sanitation, ANA – Brasília, responsible for deliberating and voting on matters related to the regulation of the use of water resources, in order to guarantee the water security necessary for the sustainable development of Brazil, and the reference norms for basic sanitation, with the objective of contributing to the universalization of the service by 2033. In addition, it is responsible for implementing, at the federal level, the National Water Resources Policy and the National Water Safety Policy. Dams. Between January 2019 and December 2020 he was Special Advisor to the Minister of State for the Economy in the exercise of his duties and in the conduct of matters within his competence. During the time he was in office, he paid special attention to the articulation with the National Congress, other government bodies, TCU, and the formulation and execution of strategies for the approval of government projects considered a priority and structuring by the Minister of State. He coordinated discussions and spared no efforts for the approval of the Economic Freedom Law, the Positive Registry Law, the Judicial Reorganization and Bankruptcy Law, the Regulatory Agencies Law and the New Sanitation Legal Framework, among others. Between September 2016 and December 2018, he served as Special Advisor to the Deputy Chief of Parliamentary Affairs of the Secretariat of Government of the Presidency of the Republic, establishing the link between the Federal Executive Branch and the National Congress, having assisted in conducting the relationship between the Powers and formulating and execution of strategies for approval of matters of interest to the Federal Government. Among the approvals are the State-owned Law and other important laws to facilitate Brazil's accession to the Organization for Economic Cooperation and Development (OECD). Between August 2015 and August 2016, he was Advisor to the Deputy Head of Parliamentary Affairs at the Secretariat of Rel. Institutions of the Presidency of the Republic, establishing the link between the Federal Executive Power and the National Congress, having helped in the conduction of the relationship between the Powers and formulation and execution of strategies for the approval of matters of interest to the Federal Government. Among the approvals are laws to combat violence and feminicide, laws that allowed easier conditions for women heads of families in public policies such as housing loans (Minha Casa Minha Vida) and education (Pronatec), among others. Between September 2011 and July 2015 he was Advisor to the Secretariat of Rel. Institutional members of the Attorney General's Office at the Attorney General's Office, coordinating, supervising and following up on matters of interest to the Federal Public Prosecutor's Office in progress in the National Congress, whether for approval or rejection. Between June 2004 and September 2011, he served as Deputy Manager, Advisor and Consultant at Caixa Econômica Federal, with branch service (Agência Lago Sul); development of credit card and acquiring products; and institutional relationship. His participation in Boards of Directors of state-owned companies or subsidiaries include (i) Elo Cartão (2018/2019), as a representative of Caixa Econômica Federal - founded in 2011 by Banco do Brasil, CAIXA and Bradesco, it is the largest Brazilian flag, with more 140 million cards issued in credit, debit and prepaid modes; (ii) Companhia Imobiliária de Brasília - Terracap (2019/2020), as a representative of the Union - the largest real estate company in Brazil, Terracap is responsible for implementing economic and social development programs and projects linked to real estate activities of interest to the Federal District, Its shareholders are the GDF and the Union. He acted as a representative of the National Water and Basic Sanitation Agency in the following institutions and international councils, among others: (a) World Water Council (WWC – World Water Council); (b) OECD: Economic Regulators Network (NER) and Water Governance Initiative (WGI); (c) UN/FAO: Food and Agriculture Organization of the United Nations (FAO), in the context of the Steering Committee of the Initiative “Global Framework on Agricultural Water Scarcity”; and (d) CODIA: Conference of Ibero-American Water Directors. Among prizes and decorations, he received, from the Federal Union, the Mauá Merit Medal, granted by the Ministry of Infrastructure in 2021; Commander of the Order of Merit for Defense, granted by the Ministry of Defense in 2018; Medal of Merit Tamandaré, awarded by the Brazilian Navy in 2017; and Santos-Dumont Medal of Merit, awarded by the Brazilian Air Force in 2017. By an agency of the Federal District, he received the Military Firefighter Order of Merit of the Federal District, Emperor Dom Pedro II, granted by the Commander of the Fire Department in 2018; and Motion of Praise from the Legislative Chamber of the Federal District, for voluntary social work provided to the population of the GDF, granted in 2018. As an academic production, he published SABACK, V.E.A. ; BAERE, W. ; BRUTO, M. ; ROMAN, F.J.; ZABAN, B. . How the Bidding Law was made: perspectives of the legislative process: Brazilian Journal of Public Law: RBDP, Belo Horizonte, v. 19, no. 73, p. 9-38, Apr./June. 2021. Has fluent English, with season in Connecticut / USA. He participated in Voluntary Social Activity, carried out at the Chico Xavier Children's Home. He was President of the Institution between 2017 and 2020.

Eugênio Tiago Chagas Cordeiro e Teixeira. Mr. Eugênio Tiago Chagas Cordeiro e Teixeira is a professional with experience in the development of restructuring processes, business diagnosis, business feasibility analysis and strategic planning. Emphasis on experience in the commercial area with ability to implement activities related to the monitoring and evaluation of goals, relationship with customers and suppliers, development of promotional actions and establishment of partnerships with public and private institutions. Methodology always used based on agile methodologies, KPIs, Dashboards and BI. Experience with Venture Capital: Organizer/Mentor of the Conecta 2018 Program - the largest Startup acceleration program in Brazil, and carried out in partnership with CNT (Confederação Nacional dos Transportes), BMG Uptech, Bossa Nova Invest, NXTP Labs and Fundação Dom Cabral. Venture Capital investor, having invested in over 45 Startups. Interested in the following areas: Commercial, Marketing, New Business, Technology, Administrative Startups and Venture Capital. Graduated in Social Communication with specialization in Journalism from UNI-BH, CBA - Certificate in Business Administration, with Concentration in Business Management from IBMEC, MBA in Foreign Trade and International Business Management from Fundação Getúlio Vargas, Post-Graduation in Management de Negócios, by Fundação Dom Cabral, Media X, Inovation and Training For Brazil's Transportation Infrastructure, by Stanford University, Silicon Valley International Extension, by HSM, Program for the Development of Startups for the Transport Sector, by FDC, Program for the Development of Directors, by FDC and Lato Sensu Post-Graduation – Specialization in Political Sciences – (03/23). CEO and founder of Alpe Capital, a New Economy company that applies cutting-edge technology combined with complex metrics analysis to build the future of investing. With data intelligence and hedging, create trades that maximize yield while minimizing risk. It also models for real-time visualization of the futures market premium curve, in addition to atomic operations, derivatives, tokenization and trading in the Crypto market. Advisory Board Member of the Virtual Board. Between March 2019 and December 2021 he was CEO of PISOM, a holding company that owns interests in several companies in the financial sector, benefits and Micro Insurance. Between September 2015 and January 2019 he was director of planning, electric mobility and new business at Axxiom Soluções Tecnológicas, responsible for building and maintaining the organization's Strategic Plan; management of Marketing and Institutional Communication strategies; working with the commercial area to identify new businesses; revenue/profitability/productivity management of ongoing projects; analysis and monitoring of Revenue and Costs results; fulfillment of demands for financial analyzes by the board, Finance Committee, Fiscal Council; support to the Controllership to attend the External Audit; billing control; sponsor / manager for the new software development and management process of Axxiom-MPS-BR Level C. From September 2013 he was managing partner of ETX Participações e Intermediações LTDA, responsible for developing the business plan; valuation of companies (Valuation); prospecting for Investors; intermediation of Merger/Acquisitions; prospecting and closing deals; managing the results of the market diagnosis to develop the viability plan for the company's products and services; project management; development of strategic partnerships aimed at the development of projects, management of commercial contracts. Between February 2010 and September 2013 he was managing partner of Delta Publicidade e Marketing LTDA, responsible for prospecting and closing deals; managing the results of the market diagnosis to develop the viability plan for the company's products and services; project management; development of strategic partnerships aimed at the development of projects, management of commercial contracts. Between March 2008 and February 2010, he held a managerial and administrative position at Instituto João Alfredo de Andrade, directing the institution's commercial, administrative and financial areas; implementation of administrative processes through Business Units; definition of norms and operating procedures of the institution; development of partnerships with public and private companies in the Region, with a view to implementing new businesses; creation of the commercial area focused on the dissemination of new products; support for the development of marketing campaigns; development and application of strategic commercial and marketing and development actions aimed at increasing revenue and the customer base; development of debt renegotiation strategies for the student body; creation of the process for establishing an “examining board” for selecting faculty; implementation of the system to control the presence of the teaching staff; restructuring of the institution's administrative and academic staff; restructuring of the undergraduate and graduate courses offered by the institution; and implementation of the 360º Assessment model for the administrative staff. Between July 2007 and March 2008 he was managing partner of Aurium Trading Importação e Exportação LTDA, responsible for developing the company's business plan, involving market research in the grain segment; brand development based on marketing planning; economic-financial analysis; preparation of labor, customs and other legislation studies for the development of export and import activities; and prospecting for suppliers. From June 2006 to July 2007 he worked in the commercial area of Rede Mineira de Rádio, working with a project to decentralize the accounting area with redirection to the Business Units; alteration of the Radio Programming grid; implementation of projects in the commercial area; intensification of partnerships with Advertising Agencies to raise funds; development of indicators for commercial support; follow-up and evaluation of the goals of the commercial area; management of the financial area, involving a collection system, payments, costs, among others; contact with suppliers to control the holding of events; restructuring of the radios' infrastructure with a view to reducing costs; negotiation of the Network's labor liabilities; implementation of a participatory remuneration system; development of promotional actions; development of partnerships with City Halls; implementation of feedback meetings; and selection of professionals to fill open vacancies. Between May 2005 and June 2006, he worked in the communication department of the Administration of Stadiums of the State of Minas Gerais (ADEMG), producing clippings and releases; development of a project to digitize the Mineirão Stadium's information collection; development of the Organizational Climate Survey with proposals for improvement; elaboration of the institution's internal Journal; development of the Mineirão Stadium website project; advice on the project to change the institution's logo; supervision of the institution's commemorative book project; press office involving activities of forwarding information to the communication vehicles; scheduling and carrying out interviews to publish articles in the internal newspaper; photo execution works; and support for journalism teams in cities in the interior of the state and other locations in events related to sports championships. He has the following extracurricular courses: HSM expo '18, Mentors Course for Startups (July 2018), HSM – Disruptive Technologies – Silicon Valley International Extension (2018), Stanford University – Media X, Innovation and Training for Brazil's Transportation Infrastructure (2018) ), HSM Summit Leadership – The Power of Knowledge (2018), SingularityU Brasil Summit – The future beyond the curve (2018), Missão Empresarial China/Germany (2017), Learning to learn: powerful mental tools to help them master subjects - University of California San Diego – Online, Successful Negotiations: essential strategies and skills – University of Michigan – Online, Expanding your own business – London Bussiness School (2010), Minas Gerais Seminar on Professional and Technological Education – SENATEC (2008), Financial Analysis and Planning – SEBRAE (2007), Seminar Latin America, Development and Inclusion, Prebisch's thinking and the challenges of the 21st century – BDMG – (2007), V Forum Young Leaders from Minas Gerais - BDMG (2007), Entrepreneurship Course – SEBRAE (2007), Business Plan – SEBRAE (2007), Marketing Course: Business Construction and Image Construction – Union of Journalists of Minas Gerais (2005) , Fundamental Portuguese: Project Revisar o Português – Union of Journalists of Minas Gerais (2005), Entrepreneurs Seminars – UNA/MG (2003), MERCOSUR, FTAA and EU Seminar – PUC/MG (2003), Event entitled “Mini ONU” – PUC/MG (2000).

Wagner Granja Victer. Mr. Wagner Granja Victer has a lato sensu postgraduate degree in Financial Administration from Fundação Getúlio Vargas - FGV, a degree in Mechanical Engineering from the Federal University of the State of Rio de Janeiro, UFRJ, and a bachelor's degree in Administration from the State University of Rio de Janeiro. January, UERJ. Between July 1987 and December 1998 he worked as an equipment engineer for Petróleo Brasileiro S/A. From 01/01/1999 to 04/04/2002 and 01/01/2003 to 12/31/2006 he served as Secretary of State for Energy, Naval Industry and Petroleum in the Government of the State of Rio de Janeiro. From January 2007 to January 2015 he was CEO of the State Water and Sewage Company (CEDAE). Between January 2015 and May 2016 he was President of the Support Foundation for the Technical School of the State of Rio de Janeiro (FAETEC). From May 2016 to December 2018 he was Secretary of State for Education for the Government of the State of Rio de Janeiro. He served as Board Member of CEDAE, from January 2007 to January 2015, and was Board Member of the Board of Directors of Companhia DOCAS do Rio de Janeiro, from February 1999 to February 2007. He was Board Member of the National Council for Energy Policy, representative appointed between 04/2006 to 07/2007. He holds certification for Board of Directors No. 33431/2022, from the Brazilian Institute of Corporate Governance (IBGC). He is a Lifetime Advisor to the Engineering Club. Permanent Columnist for Brasil Energia Magazine.

Sergio Machado Rezende. Mr. Sergio Machado Rezende is Full Professor (Currently Emeritus) of the Department of Physics at the Federal University of Pernambuco, since 1972. Electronic Engineer from the Pontifical Catholic University of Rio de Janeiro, Master in Electrical Engineering from the Massachusetts Institute of Technology (MIT) and PhD in Electrical Engineering-Materials Science, also from MIT. He served as Adjunct Professor of Physics at the Pontifical Catholic University of Rio de Janeiro, Professor of Physics at the State University of Campinas, Visiting Professor at the University of California, Santa Bárbara, and Visiting Professor at the Physik Institut, Universität Zurich. He was Co-Founder and First Head of the Department of Physics at UFPE (1972-1976), as well as Director of the Exact Sciences Center at UFPE (1984-1988). He already holds positions in S&T Financing Agencies and Governmental Institutions, among which (i) Co-Founder and First Scientific Director, FACEPE (1990-1993); (ii) Secretary of Science and Technology of the State of Pernambuco (1995-1998); (iii) Secretary for Heritage, Science and Culture, Municipality of Olinda (2001-2002); (iv) President of the Financier of Studies and Projects-FINEP (2003-2005); and (v) Minister of State for Science and Technology (2005-2010). In Scientific Societies, he was (i) Board Member, Brazilian Society of Physics (1972-1973) and (1978-1982); (ii) Board Member, Brazilian Society for the Progress of Science (1979-1982) and (1987-1990); (iii) Member of the Executive Committee, International Physics Group, American Physical Society (1983-1985); (iv) Vice President of the Brazilian Society of Physics (1985-1987); (v) Member of the IUPAP Commission on Magnetism (1994-2000); (vi) Vice-President of the International Union of Pure and Applied Physics (2002-2005), (vii) Member of the IUPAP Special Publications Commission (2012-2013); and (viii) Honorary President, Brazilian Society for the Progress of Science (SBPC)(2017-). He participated in the organization of International Conferences and Workshops, including as Co-president of the Workshop New Tends in Magnetism, in Recife (1989), President of the International Conference on Magnetism, in Recife (2000) and Co-president of the Workshop on Magnonics II, in Recife (2012). Since its first publication more than 50 years ago [S. M. Rezende and F. R. Morgenthaler, Frequency conversion of spin waves in pulsed magnetic fields, Applied Physics Letters 10, 184 (1967)], published more than 300 articles and book chapters individually or in collaboration with students and colleagues on a variety of phenomena and properties of magnetic materials. He has supervised more than 40 master's and doctoral theses and has written books on electronic materials and devices that are used in many physics and engineering courses around the world. His publications have had over 9,400 citations, resulting in an H-index of 53 in the Google Scholar database. His published books are (i) Sergio M. Rezende, Materials and Electronic Devices, Editora Livraria da Física (4th Edition, 2015); (ii) Sergio M. Rezende, Fundamentals of Magnonics, Lecture Notes in Physics 969 (Springer, Cham, 2020); and (iii) Sergio M. Rezende, Introduction to Electronic Materials and Devices (Springer, Cham, 2022). He was awarded the only scholarship granted annually in Brazil by the Fulbright Foundation for Engineering and Economics for graduate studies in the United States (1964). He received a scholarship granted by CAPES for the doctoral program at MIT (1965-1967), in addition to being a Fellow of the Guggenheim Foundation in the area of Physics (1975-1976) ) Elected Full Member of the Brazilian Academy of Sciences (1977), received Medal "Order of National Educational Merit", from the Ministry of Education (1988), "Order of Scientific Merit-Grand Cross", granted by the President of the Republic (1995) , Anísio Teixeira Award, from the Ministry of Education, granted by the President of the Republic (2001), Bunge Prize for Physics and Engineering (2005). He is the only Brazilian awarded the “Outstanding American Physical Society Referees” (2009). He received the Science Award from the Conrad Wessel Foundation (2013) and the Joaquim Costa Ribeiro Award for Condensed Matter Physicist, Brazilian Society of Physics (2020).

Suzana Kahn Ribeiro. Mrs. Suzana Kahn Ribeiro holds a degree in Mechanical Engineering from the State University of Rio de Janeiro (1981), a master's degree in Energy Planning Program - COPPE/UFRJ (1988) and a doctorate in Production Engineering from the Federal University of Rio de Janeiro (1995). She is currently a professor at the Federal University of Rio de Janeiro, Deputy Director of COPPE / UFRJ since July 2019. Director of the China Brazil Center since July 2019. Executive Coordinator of the Fundo Verde project at the Federal University of Rio de Janeiro. Member of the Brazilian Business Council for Sustainable Development (CEBDS). Member of the Board of the Museum of Tomorrow. Member of the Global Alliance of Universities on Climate (GAUC). Member of the advisory board of Vital Strategies since September 2021. Member of the Board of the Institute for Development and Management (IDG). Member of the Board of Directors of the Institute for Transportation & Development Policy (ITDP) since January 2022. Member of the International Bamboo and Rattan Organization since August 2022. Was IPCC bureau vice chair from 2008 to 2015; Undersecretary of State for the Environment of Rio de Janeiro (SEA) from 2010 to 2013; National Secretary of Climate Change and Environmental Quality from 2008 to 2010; Lead coordinator of the IPCC 6th Report chapter from 2018 to 2022; Coordinator of the Executive Graduate Program in Oil and Gas - MBP/COPPE from 1998 to 2020. Her lattes curriculum can be found in full at the following address: http://lattes.cnpq.br/2988769840029659.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer